Exhibit 99.2

James Hardie Industries SE

Level 3
22 Pitt Street
Sydney NSW 2000 Australia
2 November 2010
Tel: 02 8274 5239
Fax: 02 8274 5218

GPO Box 3935
Sydney NSW 2001 Australia
The Manager
Company Announcements Office
ASX
20 Bridge Street
SYDNEY NSW 2000
Dear Sir/Madam
James Hardie will conduct a management briefing on its 2nd Quarter and Half-Year FY11 Results on Monday, 15 November 2010.
Analyst/Investor and Media briefing:
A physical briefing for analysts/investors and media will be held at the Museum of Sydney, corner of Bridge and Phillip Street, Sydney. For those who are unable to attend the physical briefing a teleconference and video webcast will be available. Details are:

Time:	11.00am (AEDT)
Dial-in:	+61 2 8524 6650
Confirmation code for conference call: 22461177
URL: http://www.ir.jameshardie.com.au/jh/results_fy_2011.jsp
Yours faithfully

Sean O’Sullivan
Vice President — Investor and Media Relations

James Hardie Industries SE is a limited liability company incorporated in Ireland with its registered office at
Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.
Directors: Michael Hammes (Chairman), Brian Anderson (USA), David Dilger, David Harrison (USA),
James Osborne, Donald McGauchie (Australia), Rudy van deer Meer (Netherlands).
Chief Executive Officer: Louis Gries
Company number: 485719